November 23, 2009

Edwin Kim, Esq.
Division of Corporation Finance
United States Security and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Form 1-A Amendment No. 9   *S/b Amend 8:*
   File No. 24-10228

Dear Mr. Kim,

   Pursuant to your comments please find attached the ninth amendment of the Offering Statement.

   There are some significant changes to the Offering as follows:

1. In accordance with proper accounting, and based on discussions with an outside accounting consultant, we have corrected the change in the balance sheet and shareholders' equity to properly account for all issuance of stock, specifically incorporating the value of the 84,000,000. Note that as a result we booked a one-time management bonus expense that significantly increased the net loss in 2008.

2. On September 23, 2009 the Company converted $60,000 of the $100,000 secured note (to New Century and Keystone) with the issuance of common stock, thus reducing the outstanding note to the amount of $40,000. On that date the Company also issued 14,333,333 common shares to Keystone for money they contributed to the Company for working capital prior to the Offering Statement.

   Please also note that we have provided responses to your comments (by item listed below) and attached a black-line copy to assist and expedite the review of the changes made to this document.

   Sincerely,
   INICIA INCORPORATED

   Bruce T. Dugan
   Chief Executive Officer

RESPONSES TO YOUR COMMENTS *amd. #8*

1. The rescission of the preferred and the issuance of the Security Agreement were done as separate actions, so they don't mention each other. However, in the debt conversion resolution (See 15h), it clearly mentions the preferred and the security agreement together in the first WHEREAS of that document. (15G) identifies the $100,000 outstanding in Article 2.2, and the Rescission is addressed in Exhibit 15d.

2. The $100,000 is referred to in Article 2.2 of the Security Agreement, which includes the cost of the $60,000 the Secured Parties spent to buy the shell that is referenced in the first WHEREAS. The $100,000 was the amount determined by the Secured Parties to recoup the time and money they invested in the Company (which includes the $60,000), and the terms by which they would agree to the rescission of their preferred shares.

3. First, note that $60,000 of the $100,000 note to the Secured Parties (Keystone and New Century) has been converted into equity with the issuance of 20,000,000 shares of common stock. The amount was based on the average weekly trading amount of the Company stock during the time their expense was incurred. In regard to your other note, if the Offering failed to raise enough funds to pay off the balance of the Security Agreement, the only result would be that management could not individually sell any of their common shares, as they are pledged until such time as the Secured Note is paid in full. If less than 100% of the proceeds of the REG_A are realized, then in that case the Company is required to pay a pro-rata share (approximately 7% of the funds received) to the Secured Parties within 30 days of receipt. If the Company were to receive proceeds from the Offering and not pay the Secured Parties within 30 days of receipt of those funds, then, and only then, could the Secured Parties gain control of the Company. Therefore a default won't occur. If not enough funds are realized from the Offering to pay the Secured Parties in full, then the Security Agreement remains in effect until the Company can either pay it out of ongoing operations, debt financing or debt conversion.

4. Mr. Sayid is the attorney of record for the Company, and Mr. Krome remains one of several lawyers that the company will use from time to time for legal counsel. In this regard Mr. Krome wrote the legality letter as an outside attorney on behalf of the Company, which was not to imply that he replaced Mr. Sayid, or was in fact corporate counsel of record on behalf of the Company.

5. We have reinserted the language regarding registering with the State of New York. See Pg. 4. As of this date we have not yet filed with the State of New York.

6. We have added the breakdown of approximate revenues (for each division) for 2007, 08 and 09 – with a note to see the financial statement for details. This, along with the prior statement of "since 2005" and "since 2006" should clearly show that the total revenue generated includes revenues from each division *prior to* and *including* those reflected in the current financial statements. All revenues shown were generated exclusively through the services described throughout this document.

7. The $121,000 is stated as total revenue *since 2005" from our online publishing division* and *since 2006 from our third party programming services*. So yes, all this revenue is generated by the existing operations referred to in the Offering Circular. We have revised the language on Pg. 59 to more clearly to avoid any confusion. Note that when we say "third party programming" it refers to work we do for – and is paid by -- our clients, as opposed to "in-house" work, where we are developing our own projects.

8. Note that in the opening paragraph of the business section, there is a disclosure that the statements following are in many cases forward looking, and that they are "*inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions.*"However, to be more thorough in an effort of disclosure we have once again gone through the section and in every place that seemed appropriate added addition language stating that "no assurances can be made ..." or provided a basis for the quantitative number stated.

the section and in every place that seemed appropriate added addition language stating that "no assurances can be made …" or provided a basis for the quantitative number stated.

9. In the early stages the costs to complete our software projects consist of salary and overhead, as part of that salary number includes both our programmer and project designer, and to that end the $36,000 was listed as the funds required to complete the said software development. The $100,000, which has been reduced to $40,000 through a debt conversion, is to be paid at a pro rata percentage from the proceeds realized from the Offering Circular. Thus, using the original $100,000 for discussion purposes, which is approximately 17% of the total $560,000, if $36,000 is received from the proceeds of the Offering, only $6,000 would be paid towards the debt leaving $30,000 to be used as intended for overhead during the completion of the said software development. However, at this time the actual money paid towards the debt would be significantly less because the total outstanding debt is now $40,000. Moreover, the 15% at the bottom of the milestone chart and the $36,000 are not interchangeable: the prior refers to the funds required to jump start all the projects on the milestone list, while the latter are the funds required for only one part of that list. However, for the sake of clarity we have deleted the sentence at the bottom of the Milestone chart that referred to the 15%.

10. The $36,000 was not intended to be used as the basis of the selling prices of the software solutions or the IQM digital music enhancer, but was inserted due to your prior comments that we needed to quantify "completion of the offering statement" with percentages or dollar amounts. As to the quantitative numbers offered, we have now inserted the basis for those numbers. See Completion of i2m publishing model software & IQM on Pg. 17.

11. We have revised the Use of Proceeds table -- per your comment, and our telephone conversation -- to show allocation of proceeds from the offering at 25%, 50% and 100% received – See Pg. 34 (See 9(b). If we receive less than the maximum, the Company will go forward by initially paying for only salaries and general overhead, which as stated before, would provide the funds necessary to complete our software solutions required to operate our online publications. The launch of new publications can be done for virtually no additional costs, as the server to host those sites is already being paid for by tglife.com. Our strategy if money is raised slowly will be to flow money into salaries and general overhead first, then let any overflow (above monthly overhead) go towards the next item on our priorities development list, and we explain this in question 9(b). The 26% referred on Pg. 15 takes into account not only the funds to develop that particular item(s), but also general overhead. Several of the Company's development areas overlap – i.e. the third party programming division (that provides work-for-hire-services to clients), will also do in-house development for various Company projects. The question about the $112,000 is answered in 9(b), where we explain how money will flow from the first dollar going forward.

12. Revised See No. 4a chart on Pg 30, and text on Pg. 31. We have added costs and source of that funding in the last column of each line.

13. As we note in 3(G) there is verbal month to month agreement with the leaseholder – who is not a related party to the CEO or the Company, which is why there is no mention in 39(b). The leaseholder is an elderly friend of mine and is a very private person, so we have refrained from listing her in the public record because, as we state in the document, we will at the earliest opportunity establish a new corporate address. And though that location is as yet undetermined, if the Company does not have the funds for a fully functional office then at the very least it will establish a corporate ID at HQ, for example – or some other similar establishment -- where the Company can receive mail and have secretarial services provided.

14. We have revised the opening paragraph of the second question of 7(a) to reflect that the Offering price was determined by past performance, current status and expected future value.

15. On Pg. 35 we state that 7% of all monies realized from this Offering shall go to paying down the secured debt in accordance with the Security Agreement. General overhead, including salaries, also includes the cost to complete the publishing software. In 9(b) we describe the flow of money realized from this Offering on a step by step basis, but balance that statement with one that says that based on economic

and market conditions management may alter the priority list once the publishing software development and the launch of the first three planned websites is complete.

16. The total funds borrowed from Mario Delfino and Sandra Bitar (between the months of November 2008 and March 2009) were used for general overhead.

17. We have previously stated – and nowhere in the document is there any language to contradict – that there is only one class of preferred stock. When the preferred shares were issued to New Century and Keystone (prior to the merger of September 23, 2008) they had extraordinary rights, which is why no other shares were intended to be issued. These preferred shares have since been rescinded and therefore should make this point moot. If and when new preferred shares were to be considered to be issued, the Board would do whatever necessary to modify and restate the rights for that one class of preferred shares at that time. As of this date the Company has no intent of issuing any preferred shares in the foreseeable future.

18. We have corrected the typo and added the 000 to the 83,400 to now appear as 83,400,000

19. We have updated the financials for the period ending June 30, 2009

20. Based on your comments -- and advise from an outside CPA consultant with public company experience -- we have revised the Balance Sheet and the Change is Shareholder' Equity to reflect the value at par of all issued shares. Because some of the shares were issued at a much lower rate than the par value, and others were issued for no capital contribution, we have offset that in relation to the par value with a negative APIC number.

21. Please note that Exhibit 15d includes one signature page by the board and then separate signature pages (one each) for the preferred shareholders.